UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2024

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 21, 2024, OKYO Pharma LTD (the “Company”) issued this 6K announcing, that it will be hosting a Key Opinion Leader (KOL) event on April 9th, 2024 at 12:00 PM ET to discuss in depth the findings of the new and comprehensive efficacy data readout from the Phase 2 trial of OK-101 in dry eye disease, which will be announced on March 22nd, 2024.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: March 21, 2024	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated March 21, 2024

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